Exhibit 5.1

June 7, 2018

Corning Incorporated

One Riverfront Plaza

Corning, New York 14831

Ladies and Gentlemen:

As Vice President and Corporate Secretary of Corning Incorporated (the “Company”), I have acted as counsel for the Company in connection with the authorization and issuance of ¥10,000,000,000 aggregate principal amount of the Company’s 0.722% Notes due 2025 (the “2025 Notes”), ¥30,500,000,000 aggregate principal amount of the Company’s 1.043% Notes due 2028 (the “2028 Notes”) and ¥25,000,000,000 aggregate principal amount of the Company’s 1.219% Notes due 2030 (the “2030 Notes” and, together with the 2025 Notes and the 2028 Notes, the “Notes”) pursuant to an Indenture dated as of November 8, 2000, as supplemented or amended as of the date hereof (the “Indenture”), between the Company and The Bank of New York Mellon Trust Company, N.A. (successor to JPMorgan Chase Bank, N.A., formerly The Chase Manhattan Bank) (the “Trustee”). The offer and sale of the Notes have been registered under a Registration Statement on Form S-3 (File No. 333-222158) (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).

I have examined or am otherwise familiar with the Restated Certificate of Incorporation and the Amended and Restated By-Laws of the Company, the Indenture, the Registration Statement, the corporate action in connection with the issuance of the Notes that has occurred through the date hereof, and such other documents, records and instruments as I have deemed necessary or appropriate for the purposes of this opinion.

In rendering the following opinion, I have assumed that the Indenture has been duly authorized, executed and delivered by all parties thereto other than the Company. Additionally, in my examination, I have assumed the genuineness of all signatures, the authenticity of all documents submitted to me as original documents, the conformity to original documents of all documents submitted to me as copies, the legal capacity of natural persons, and the legal power and authority of all persons signing on behalf of the parties to all documents (other than the Company).

Based upon and subject to the foregoing, I am of the opinion that the Notes, when executed by the Company and authenticated by the Trustee in accordance with the Indenture and delivered to the purchasers thereof against payment therefor, will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms, subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors’ rights generally (including, without limitation, all laws relating to fraudulent transfers), and (ii) general principles of equity, including without limitation concepts of materiality, reasonableness, good faith and fair dealing (regardless of whether enforcement is considered in a proceeding in equity or at law).

My opinion is limited to matters governed by the Federal laws of the United States of America and the laws of the State of New York.

I hereby consent to the filing of this opinion as an exhibit to the Company’s Current Report on Form 8-K dated June 7, 2018, which is incorporated by reference into the Registration Statement, and to being named under the caption “Validity of the Notes” in the prospectus supplement with respect to the Notes constituting part of the Registration Statement. In giving such consent, I do not admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Linda E. Jolly
Linda E. Jolly
Vice President and Corporate Secretary